Exhibit 99.2

Report of Voting Results
Lorus Therapeutics Inc.

In accordance with Section 11.3 of National Instrument 51-102, the following describes the matters voted upon and the outcome of the votes at the annual and special meeting of shareholders of Lorus Therapeutics Inc. (the “Corporation”) held on November 29, 2012 in Toronto, Ontario.

1.
By a resolution passed by a majority of the votes cast by a show of hands, each of the following directors were elected to hold office until the next annual meeting of shareholders or until such director resigns or a successor is elected or appointed:

Herbert Abramson
Denis Burger
Mark Vincent
Warren Whitehead
Jim Wright
Aiping Young

The ballots cast were 99.45% in favour of the resolution with 0.00% against and 0.55% withheld.

2.
By a resolution passed by a majority of the votes cast by a show of hands, KPMG LLP was re-appointed as auditors of the Corporation to hold office until the next annual meeting or until their successors are appointed, and the directors were authorized to fix their remuneration.

The ballots cast were 99.84% in favour of the resolution with 0.00% against and 0.16% withheld.

3.
By ballot (of which approximately 99.39% of the votes represented at the meeting voted in favour and approximately 0.61% of the votes represented at the meeting voted against) the resolutions contained on page 14 of the Corporation’s Management Information Circular (a copy of which is attached hereto) were passed relating to the proposed amendments to the Corporation’s Deferred Share Unit Plan.

In total, 18,026,147 shares of the Corporation (representing approximately 42.66% of the issued and outstanding shares) were represented in person or by proxy at the meeting.

Yours very truly,

/s/ Elizabeth Williams
Elizabeth Williams
Director of Finance and Secretary

EXTRACT FROM PAGE 14 OF THE
CORPORATIONS’ MANAGEMENT INFORMATION CIRCULAR

CORPORATION’S DEFERRED SHARE UNIT PLAN

BE IT RESOLVED THAT:

1.
The Corporation is hereby authorized to amend its deferred share unit plan (the “DSU Plan”) to (i) permit the issuance from treasury of common shares of the Corporation (the “Shares”) that are issuable under the DSU Plan; and (ii) set the maximum total number of Shares available for issuance from treasury under all security based compensation arrangement of the Corporation at 15% of the Corporation’s issued and outstanding Shares at any given time, the whole as set out in Appendix A to the management proxy circular of the Corporation dated October 15, 2012;

2.
The Corporation is hereby authorized to issue shares from treasury in payment of any amount due under the DSU Plan, including for the deferred share units to acquire 780,000 Shares credited to Dr. Aiping Young, President and Chief Executive Officer of the Corporation, before the date hereof; and

3.
Any director or officer of the Corporation is authorized and directed to execute and deliver for and in the name of and on behalf of the Corporation, under its corporate seal or otherwise, all such certificates, instruments, agreements, notices and other documents and to do such other acts and things as, in the opinion of such persons, may be necessary or desirable in connection with the amendments to the DSU Plan, with the performance of the Corporation of its obligations in connection therewith, and to give effect to the foregoing and facilitate the implementation of the foregoing resolutions.